UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Innovative Payment Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45783M109
(CUSIP Number)
Anna Mosk
Strategic IR, Inc.
109 East 17th Street, Suite 25
Cheyenne, Wyoming 82001
(307) 222-6325
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 19, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ?240.13d-7 for other parties to whom copies are to be sent. * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No. 45783M109

13D

Page 2 of 5 Pages











1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Strategic IR, Inc.

IRS Identification No. of Above Persons (Entities Only):  32-0308778


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    ?
(b)    ?


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

WC


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)     ?


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

32,504,490


8.

SHARED VOTING POWER

0


9.

SOLE DISPOSITIVE POWER

32,504,490


10.

SHARED DISPOSITIVE POWER

0






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,504,490


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)    ?


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.7%


14.

TYPE OF REPORTING PERSON (see instructions)

CO








CUSIP No. 45783M109

13D

Page 3 of 5 Pages










Item 1.  Security and Issuer.
        This Schedule 13D relates to the common stock (the ?Common Stock?)
 of Innovative Payment Solutions, Inc., a Nevada corporation (?Innovative?).
  The address of the principal executive office of Innovative is 4768 Park Granada, Suite 200, Calabasas, California 91302.
Item 2.  Identity and Background.
        This Schedule 13D is filed by Strategic IR, Inc., a Wyoming corporation (?Strategic?). Strategic is in the business of owning and managing private investments. Strategic?s principal business and principal office address is
109 East 17th Street, Suite 25, Cheyenne, Wyoming 82001.

        Strategic is controlled by Anna Mosk (?Mosk?), who is the President of Strategic. The business address of Mosk is the same as Strategic?s principal office. Mosk?s principal occupation is operations consultant. Mosk is a citizen of the United States of America.

        During the last five years, neither Strategic nor Mosk has been
 (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.
        The amount of funds or other consideration used by
Strategic in making the purchases of the shares of Common Stock that are the subject of this Schedule 13D totaled approximately
 $1,254,575. The source of funds used for such purchases  by Strategic was the working capital of Strategic.
Item 4.  Purpose of Transaction.
        Strategic is and will be holding all of its shares of
Common Stock solely for investment purposes. Strategic may
 from time to time acquire (on the open  market or directly
 from Innovative) additional shares of Common Stock. Strategic may also sell shares of Common Stock from time to time.
Item 5.  Interest in Securities of the Issuer.
        (a)	Strategic beneficially owns 32,504,490 shares of Common Stock, including the right to purchase 99,720 shares of Common Stock upon the exercise of warrants exercisable within 60 days. In determining the percentage ownership of the outstanding shares of Common Stock, Strategic (i) is relying on the most recently available information received directly from Innovative which indicates 131,406,234 shares of Common Stock outstanding as of January 15, 2020, and (ii) is assuming that all shares of Common
 Stock subject to the warrants described above are outstanding. Based on the foregoing, Strategic?s ownership represents approximately 24.7% of the outstanding shares of Common Stock.

        (b)	Subject to the above discussion, Strategic has sole power
 to vote and dispose of 32,504,490 shares of Common Stock; and Mosk has shared power to vote and dispose of the 32,504,490 shares of Common
Stock held by Strategic.

        (c)	During the past 60 days, Strategic acquired a total of 15,561,718 shares of Common Stock, directly from Innovative, in the following arms?-length negotiated transactions that were effected remotely via the exchange of documents and signatures:

    number of shares acquired			price per share			date of transaction

1.	2,386,181				$0.0156				November 19, 2019

    2.  10,007,882				$0.0159				November 19, 2019

    3.	   935,887				$0.0159				November 19, 2019

    4.  2,231,768					$0.029				December 17, 2019


        Each of transactions 1, 2 and 3 above was effected through a conversion of a convertible promissory note held by Strategic.
  Transaction 4 above was effected in full settlement of a promissory note evidencing a loan from Strategic to Innovative.

        (d)	No person other than Strategic and Mosk has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of,  the 32,504,490 shares of Common Stock beneficially held by Strategic.

        (e)	N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     	N/A
Item 7.  Material to Be Filed as Exhibits.
	N/A







CUSIP No. 45783M109

13D

Page 5 of 5 Pages





SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 23, 2020					STRATEGIC IR, INC.

							By:	/s/ Anna Mosk
								Anna Mosk, President